Northern Dynasty Appoints New Director

September 4, 2013, Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) (“Northern Dynasty” or “the Company”) announces that Ken Pickering has been appointed to the Company’s Board of Directors.

Mr. Pickering is a Professional Engineer and mining executive with 40 years of experience in a variety of capacities in the natural resources industry. He has led the development, construction and operation of world-class mining projects in Canada, Chile, Australia, Peru and the United States, focusing on operations, executive responsibilities and country accountabilities. His experience includes:

  supervising the engineering and subsequent operation of Utah Mines Ltd.’s Island Copper mine in Port Hardy, British Columbia, Canada;
  overseeing the construction, development and subsequent operation of the Escondida mine in Chile, the world’s largest single copper mine at the time;
  managing BHP’s Iron Ore mining and processing operations in Australia, involving nine open pit hematite iron mines and a 4,000 person BHP-owned town site; and
  serving as President at Minera Escondida, responsible for all aspects of operations and marketing, as well as Major Projects, Business Development and Corporate Affairs in Chile for BHP Billiton Base Metals. This role also involved handling extensive federal, regional, and local government relations, as well as engagement with local communities and international banking institutions.

Most recently, Mr. Pickering was Vice President – Major Projects, Closed Mines and North American Assets for BHP Billiton Base Metals in Santiago, Chile. His position involved overseeing the planning and execution of six mining and infrastructure projects in Chile valued at $3 billion, and serving as a director of The Resolution Copper joint venture with Rio Tinto in Arizona, while being responsible for the BHP Billiton Pinto Valley copper operations in Arizona.

Mr. Pickering is a member of the Association of Professional Engineers and Geoscientists of British Columbia, currently working as a private consultant in mining operations and project development and as a Non-Executive Director in the international natural resources industry.

“We would like to welcome Ken Pickering to Northern Dynasty’s Board of Directors,” said Northern Dynasty President & CEO Ronald Thiessen. “Ken’s background and expertise will make a valuable contribution to the future success of Northern Dynasty and the Pebble Project.”

About the Pebble Project

The Pebble Project is an initiative of the Pebble Partnership to responsibly develop a globally significant copper, gold and molybdenum deposit in southwest Alaska into a modern, long-life mine, which will benefit not only the proponent and its partners, but the people, culture and industries of the State of Alaska, as well as suppliers, consultants and industries in the Lower 48 United States of America. The project is located 200 miles southwest of Anchorage on state land designated for mineral exploration and development. It is situated in a region of rolling tundra approximately 1,000 feet above sea-level, 65 miles from tidewater on Cook Inlet and presents favourable conditions for successful mine site and infrastructure development.

The Pebble Project consists of the Pebble deposit, surrounding mineral claims and a stream of financing being provided by Northern Dynasty's project partner Anglo American US (Pebble) LLC. The Pebble Partnership was established in July 2007 as a 50:50 partnership between a wholly-owned affiliate of Northern Dynasty and a wholly-owned subsidiary of Anglo American plc. Both Northern Dynasty and Anglo American have equal ownership and direction of the Pebble Partnership.

Under the terms of the Pebble Limited Partnership Agreement, Anglo American is required to elect to commit $1.5 billion in staged investments in order to retain its 50% interest in the Pebble Project. Funds provided by Anglo American are currently being invested in comprehensive exploration, engineering, environmental and socioeconomic programs toward the future development of the Pebble Project.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada, which holds indirect interests in over 600 sq. miles of mineral claims in southwest Alaska, USA. Northern Dynasty's principal asset is a 50% interest in the Pebble Partnership, owner of the Pebble Project. The Pebble Project is an advanced-stage initiative to develop one of the world’s most important mineral resources.

For further details on Northern Dynasty please visit the Company's website at www.northerndynasty.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.

Ronald W. Thiessen
President & CEO

Sole Responsibility

No regulatory authority accepts responsibility for the adequacy or accuracy of this release. Northern Dynasty is solely and entirely responsible for the contents of this news release. No other party, including any parties which have an interest in the project, are in any way responsible for the contents hereof.

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, especially those that address potential mine feasibility, economic effects, estimated resource quantities, grades and contained metals, are forward-looking statements because they are generally made on the basis of estimation and extrapolation from a limited number of drill holes and metallurgical studies. Although the Company believes the expectations expressed in its forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of the ultimate size, quality or commercial feasibility of the Pebble Project or of the Company's future performance. The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for an open pit and/or underground workings and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. The mineralization at the Pebble Project has not yet been classified as ore and there is no assurance that it will ever be classified as ore. The need for compliance with extensive environmental and socio-economic rules and practices and the requirement for the Company to obtain government permitting can cause a delay or even abandonment of a mineral project. The Company is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.